Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO
CERTIFICATE OF INCORPORATION
OF
CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

The undersigned, for purposes of amending the Certificate of Incorporation, as amended (the “Certificate”) of Chelsea Therapeutics International, Ltd., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST:         The name of the corporation is Chelsea Therapeutics International, Ltd. (the “Corporation”).

SECOND:    The Certificate was filed with the Office of the Secretary of State of the State of Delaware on June 17, 2005.

THIRD:        The Certificate is hereby amended by deleting the text of Article IV, Section 1 in its entirety and replacing it with the following:

Section 1. Authorized Shares. The Corporation shall have the authority to issue Two Hundred Five Million (205,000,000) shares of capital stock, of which Two Hundred Million (200,000,000) shares shall be designated Common Stock (“Common Stock”), par value $0.0001 per share, and of which Five Million (5,000,000) shares shall be designated Preferred Stock (“Preferred Stock”), $0.0001 par value per share.

FOURTH:   The foregoing amendment was duly adopted by the Board of Directors and by the stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FIFTH:        This Certificate of Amendment shall be deemed effective upon its filing with the Secretary of State of the State of Delaware.

* * * * * * *

IN WITNESS WHEREOF, the undersigned, being a duly authorized officer of the Corporation, does hereby execute this Certificate of Amendment to the Certificate of Incorporation this 11th day of June, 2013.

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

By:	/s/ J. Nick Riehle
Name: Title:	J. Nick Riehle Chief Financial Officer and Secretary